May 29, 2009

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0402

Attn: John Stickel

Re:	C.H. Robinson Worldwide, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 27, 2009
File Number: 000-23189

Definitive Proxy Statement on Schedule 14A
Filed April 2, 2009
File Number: 000-23189

Dear Mr. Stickel:

C.H. Robinson Worldwide, Inc. (“the company,” “we,” or “our”) is submitting this letter in response to the May 14, 2009 follow-up comment letter (the “Comment Letter”) we received from the United States Securities and Exchange Commission (the “SEC”). The Comment Letter provided additional comments of the SEC staff on the definitive Proxy Statement on Schedule 14A we filed with the SEC on April 2, 2009 (our “Proxy Statement”).

For ease of reference, we have used the headings and comments contained in the Comment Letter, and follow those with our company’s written response.

Definitive Proxy Statement on Schedule 14A

Elements of Compensation, page 13

1.

We note your response to our prior comment 3. Please explain to us the difference between rewarding executives on the achievement of progressive “tiers” of profitability as compared to the achievements of targets. Alternatively, please confirm that in future filing you will disclose these targets and explain how your incentive awards are specifically structured around such targets. Please also note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulations S-K.

Response: As we discussed with Mr. Stickel on May 21, 2009, our “tiers” are not the equivalent of targets. The named executive officers are paid a percentage of adjusted pre-tax profit within tiers of profitability. Our chief executive officer’s and our chief financial officer’s incentive compensation is based on overall company pre-tax income before deducting the expense of the executive non-equity incentive plan compensation (“adjusted pre-tax income”). Incentive compensation for the other named executive officers is based on the adjusted pre-tax income of the group of branches they supervise. Each executive is paid varying percentages of adjusted pre-tax income within different ranges, but the incentive compensation is paid on every dollar of adjusted pre-tax income within each tier. Below is an example of a hypothetical grid from a hypothetical incentive agreement:

Range of adjusted pre-tax income			Percentage	Maximum value in range
$0	-	$100,000,000	0.06%	$60,000
100,000,000	-	200,000,000	0.06%	60,000
200,000,000	-	300,000,000	0.06%	60,000
300,000,000	-	400,000,000	0.06%	60,000
400,000,000	-	500,000,000	0.06%	60,000
500,000,000	-	550,000,000	0.08%	40,000
550,000,000	-	600,000,000	0.08%	40,000
600,000,000	-	650,000,000	0.06%	30,000
650,000,000	-	700,000,000	0.06%	30,000

For this hypothetical example, if our adjusted pre-tax income were $625,000,000 for the year, the above incentive agreement would pay the executive $395,000. Our rewards are not triggered by the achievement of a particular targeted amount, but rather are paid a progressive percentage of the profits of the company.

Each executive’s performance, responsibilities, position tenure and experience influence their incentive agreement. Included in their performance assessment is achieving certain qualitative goals, but these goals do not trigger any type of incentive compensation. Therefore, we respectfully submit that these qualitative goals are not required to be disclosed.

Compensation Process, page 18

2.	We note your response to our prior comment 4. Please explain to us the difference between using market data for transportation companies as “reference points” as compared to using such market data for benchmarking purposes. Alternatively, please confirm that in future filings you will identify the companies that you have relied upon for benchmarking purposes, and that if you have benchmarked different elements of your compensation against different benchmarking groups, you will identify the companies that comprise each group. Refer to Item 402 (b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year, including a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response: As discussed under the heading “Cash Compensation” in Section III of our “2008 Compensation Discussion and Analysis,” our Compensation Committee engages experts to conduct a study every two to three years. The three most recent studies were conducted during 2003, 2005 and 2007. The 2003 study originally attempted to focus on a peer group of transportation companies. However, there are a relatively small number of publicly held transportation companies comparable to C.H. Robinson. The Compensation Committee found many of the identified companies to be poor comparisons for various reasons. The experts then expanded the study to look at many different sources of compensation market reference points, including general industry surveys, customized surveys of transportation published by many compensation consulting firms, and proxy data from trucking, transportation, services, and Minnesota-based companies. Many of these surveys are published by the consulting firms and were not performed specifically for us. These multiple surveys were included in the studies.

Since the Compensation Committee and the experts agreed that there is not an evident peer group, the results of each of these general and customized surveys as well as the average of them were presented to the Compensation Committee to use as reference points when reviewing and setting the components of executive compensation. Because there was no single group of companies used to establish market compensation we do not believe we performed benchmarking in the context in which it is used in Item 402 (b)(xiv) of Regulation SK. These various surveys collectively included hundreds of companies in a wide range of industries. We do not believe disclosing the lists would be useful to the readers of our Proxy. In future filings we will further clarify the process of preparing these studies and how they are used by the Compensation Committee.

As requested in the Comment Letter, this correspondence shall also serve as the company’s written acknowledgement that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this information proves useful and responsive. If you require further information or would care to discuss these responses to the Comment Letter in greater detail, please have someone from your office contact me at their convenience at 952-937-7779.

Very truly yours,

/s/ Chad Lindbloom
Chad Lindbloom
Senior Vice President and Chief Financial Officer

CL/jn